T.H. Fitzgerald & Co., LLC

Code of Ethics

(Reviewed 8/23/16 no changes made)

(Reviewed 02/10/15 – no changes made)

(Reviewed 1/21/14 – no changes made)

(Reviewed 01/08/13 – no changes made)

(Reviewed 08/30/12 – no changes made)

 (Reviewed 08/31/11 – no changes made)

(Reviewed 08/31/10 – no changes made)

(Revised 09/30/09)

(Revised 05/29/2008)

Table of Contents

Section One:

General Ethical Standards………………….Page 3

Section Two:

Prohibited Trading Transactions…………..Page 4

Section Three:

Insider Trading Policy………………………Page 5

Section Four:

Personal Securities Transactions…………..Page 6

General Ethical Standards

T.H. Fitzgerald & Co., LLC is an Investment Advisory firm whose business is founded on trust and client confidence.  Therefore, all employees of T.H. Fitzgerald & Co., LLC are expected to bear the responsibility of being honest both professionally and personally.  Keeping this in mind, the following policies have been established:

1.

It is extremely important that all employees of T.H. Fitzgerald & Co.,LLC exhibit sound judgment and integrity in the avoidance of conflicts of interest between their own personal agendas or the personal agendas of family and friends, and the best interest of T.H. Fitzgerald & Co.,LLC

2.

Information of confidential nature must be safeguarded and may not be used in making investment recommendations or decisions or for personal profit or advantage.

3.

All employees of T.H. Fitzgerald & Co.,LLC and their families are not allowed to solicit any personal fees, gifts, entertainment or other valuable benefits and may not accept any gifts, entertainment, or other valuable benefits intended to influence T.H. Fitzgerald & Co.,LLC's business or as compensation for special services.

4.

Any employee of T.H. Fitzgerald & Co.,LLC who has any knowledge of any questionable or possible illegal actions are urged to report such actions promptly to the Compliance Officer (or such person that the Compliance Officer may designate from time to time) of T.H. Fitzgerald & Co., LLC

Prohibited Transactions

It shall be unlawful for any employee of T.H. Fitzgerald & Co., LLC by use of the postal service, internet or any other means or instrumentality of inter-state commerce, directly or indirectly:

1.

to employe any device or scheme to defraud any client or prospective client;

2.

to engage in any transaction, practice or course of business which operates as a fraud or deceit upon any client or prospective client;

3.

knowingly sell any security to or purchase any security from a client, or acting as a broker for a person other than such client, knowingly to effect any sale or purchase of any security for the account of such client, without disclosing to such client in writing before the completion of such transaction the capacity in which he/she is acting and obtaining the consent of the client to such transaction1;

4.

to engage in any act, practice, or course of business this is fraudulent, deceptive or manipulative.

1 The prohibitions of this paragraph (3) shall not apply to any transactions with a customer of a broker or dealer if such broker or dealer is not acting as an investment advisor in relation to such transaction.

Insider Trading Policy

T.H. Fitzgerald & Co., LLC maintains a written insider trading policy based on the

“Insider Trading & Securities Fraud Enforcement Act (ITSFEA). ITSFEA requires Investment Advisors' to adopt and enforce written policies and procedures that are reasonably designed to prevent such abuses by less than honest employees.  ITSFEA is required to prevent employees from engaging in insider information or misusing non-public or material information.

Non-public information constitutes any information that has not been disclosed generally to the marketplace.  Information received about a company that is not yet in general circulation should be considered non-public.  Similarly, information received about another company in circumstances indicating that it is not yet in general circulation should be considered non-public.  As a general rule, one should be able to point to some fact to show that the information is widely available; for example, its publication in The Wall Street Journal or in other major news publications.

Material information is any information about a company or the market for the company's securities that is likely to be considered important by reasonable investors, including reasonable speculative investors, in determining whether to trade.  Information that affects the price of the company's securities is likely to be deemed material.

The policy of T.H. Fitzgerald & Co., LLC with respect to the receipt and use of non-public or material information is as follows:

As an essential part of the work and research of T.H.Fitzgerald & Co., LLC all employees have access to both non-public and material.  Therefore, all employees hold a special position of trust and confidence toward such information.

While it is not possible to identify in advance all information that will be deemed to be either non-public or material, some illustrations of such information would include earnings, dividend actions, mergers and acquisitions, major discoveries, major new products, significant advances in research, major personnel changes, labor negotiations, price changes or major marketing changes, government investigations, or significant litigation.

A Company director, officer, or other employee may inadvertently disclose material or non-public information to you.  Persons with business relationships may also disclose it to you with the company.  In such cases you should immediately report the facts to the Compliance Officer for a decision regarding appropriate steps.

Finally, whenever an employee(s) of T.H. Fitzgerald & Co.,LLC receives information about a company, they should refrain from trading while in possession of that information unless it has been determined that the information is either public, non-material, or both.1  The employee(s) should also refrain from disclosing the information to others, such as immediate family members, relatives, business and/or social acquaintances, who do not need to know it for legitimate business reasons.

If you have any questions at all as to whether the information is material or non-public, you must resolve the question or questions before trading, recommending trading, or divulging the information.

Personal Securities Transaction Policy

T.H. Fitzgerald & Co. is an Investment Advisory firm whose business is founded on trust and client confidence.  Therefore all employees of T.H. Fitzgerald & Co. are expected to bear the responsibility of being honest both professionally and personally.

The Firm allows its employees the privilege to trade their own personal accounts.  However, there are established procedures in place and these include pre-clearance authorization for any security over 100 shares, that a client also owns, to be traded, as well as, the receipt of all employee trade confirmations by the Chief Compliance Officer.  Employees are aware that if a security is being considered for a client purchase or sale, then the employee is not allowed to trade in that security until the clients’ transactions are completed and settled.

Pursuant to Section 17j-1 of the 1940 Investment Advisor Act each employee must submit a Personal Securities Transaction report.  These reports must be submitted on a quarterly basis, no later than 10 days at the end of each quarter.  Furthermore, all employees are required to submit an annual securities report stating that they are in compliance with Section 17-j1.

Footnotes

1 Court and SEC administrative decisions interpreting the anti-fraud provisions of the federal securities laws generally make it unlawful for any person to trade securities for themselves or their clients while in possession of material non-public information or selectively to disclose such information to others who may trade.  Violation of these provisions may result in civil and criminal penalties, including fines and jail sentences, as well as dismissal by the company.